April 28, 2017

VIA EDGAR

Jay Williamson

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:                             Flat Rock Capital Corp.

Registration Statement on Form 10

Filed March 24, 2017

File Nos. 000-55767 and 814-01237

Dear Mr. Williamson:

On behalf of Flat Rock Capital Corp. (the “Company”), please find transmitted herewith for filing the Company’s response to the comment letter issued by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2017.

General

1.              Portions of your filing are substantially incomplete and in some instances your disclosure suggests that you do not currently meet certain regulatory requirements.  We note, for example, your board currently consists of one interested director, and you have not filed required financial statements or exhibits.  Please note that we may have additional comments once you have amended your registration statement to comply with the Form requirements.

Response:  The Company acknowledges the Staff’s comment and advises that it has taken a number of steps in furtherance of being in position to elect to be regulated as a business development company (“BDC”) prior to the expiration of the 60-day timeframe applicable to registration statements on Form 10.  First, the Company has filed forms of all material agreements and contracts with Amendment No. 1 to the Registration Statement.  In addition, Amendment No. 1 to the Registration Statement identifies all director nominees and includes biographical information for each.  Further, the Company has scheduled an in-person board meeting to be held on May 16, 2017 at which the board of directors will be asked to make all necessary approvals in order for the Company to qualify as a BDC.  Finally, the Company will engage an independent registered public accounting firm to audit its financial statements in the near future.  Audited financial statements

Phone: 202.408.5153   |   www.mmmlaw.com

1401 Eye Street, N.W.  |  Washington, D.C. 20005

Atlanta   •   Beijing   •   Raleigh-Durham   •   Savannah   •   Taipei   •   Washington, DC

will be included in a subsequent amendment to the Registration Statement that is expected to be filed immediately following the Company’s organizational board meeting on May 16.

2.              We note your statement that you are managed by Flat Rock Global, “a private investment management firm that intends to is [sic] register as an investment adviser under the Investment Advisers Act …” Form 10 becomes effective automatically 60 days after filing by operation of law and there is no means for delaying effectiveness.  For guidance, please see Exchange Act C&DIs 116.04 to 116.06.  Please confirm whether your adviser will be registered under the Investment Advisers Act prior to the effectiveness of your Form 10 or, if not registered, please tell us the exemption from registration your adviser will rely on.  If your adviser will not be registered, and cannot rely on an exemption, please withdraw your Form 10 and confirm that no sales have been made.

Response:  The Company advises the Staff that Flat Rock Global, LLC (“Flat Rock Global”), the investment adviser to the Company, has initiated the process to become registered as an investment adviser with the SEC.  Flat Rock Global currently has no clients and does not presently conduct investment-related activities. Upon execution of the Investment Advisory Agreement with Flat Rock Global, the Company will be Flat Rock Global’s sole client. The Company confirms that Flat Rock Global will be registered as an investment adviser prior to the commencement of operations by the Company.

3.              Currently you provide a detailed description of the criteria you will use to make loan decisions and include a statement that your adviser will evaluate all investments individually and as a component of your overall portfolio.  Please revise your Business disclosure to briefly address any portfolio constraints and to further explain how the adviser intends to construct the portfolio as a whole.

Response:  The Company has revised its disclosure as requested.

4.              On page two you indicate that a significant portion of your borrowers will be companies that “… (5) are unable to meet their obligations …” Please confirm whether this should read “are not unable to meet their obligations.”

Response:  The Company notes that the rest of the sentence identified by the Staff states “without material assistance from non-traditional providers of capital such as us.”  The disclosure does not imply that the Company will invest in companies unable to meet their obligations.  However, the Company has revised its disclosure to clarify that a significant portion of its borrowers will be companies that may not have access to conventional financing from banks and other large lenders, but instead rely on lenders such as the Company to maintain and grow their operations.

5.              On page three you indicate that Mr. Grunewald was previously the President and Chief Information Officer of Business Development Corp. of America and founder of AR Capital BDC Income Fund. Subsequent disclosure emphasizes his experience and industry contacts. On November 23, 2015 Business Development Corp. of America filed a Form 8-K indicating Mr. Grunewald was “removed from his position.” A November 30, 2015 Investment News Article “BDCA president removed as Schorsch scandal grows” states that BDCA was identified in a complaint by the Massachusetts Secretary General. Please revise your disclosure to more fully explain the risks associated with your reliance on Mr. Grunewald’s experience and contacts including any risks arising from his prior affiliations. In addition, with a view to disclosure, please tell us who will be involved in the private offering of your securities, as disclosed on page seven.

Response:  The Company advises the Staff that the administrative complaint initiated by the Commonwealth of Massachusetts referenced in the Staff’s comment was against Realty Capital Securities, LLC (“RCS”), the entity that served as the dealer manager in Business Development Corporation of America’s (“BDCA”) public offering.  While the administrative complaint alleged the fabrication of proxy votes representing shares of BDCA, BDCA was not a respondent in the action, nor were any officers or directors of BDCA named in the action.  The individuals identified in the Massachusetts complaint were all registered representatives of RCS.  Mr. Grunewald did not serve as an officer of RCS, nor was he employed in any capacity by RCS and was not involved in any manner in the allegations levied against RCS.  Further, Mr. Grunewald was not named in the Massachusetts complaint and was not a target of the investigation.  As a result, the Company does not believe that it is appropriate to provide any disclosures requested by the Staff regarding the Company’s affiliation with Mr. Grunewald.

In response to the last part of the comment, the Company has revised its disclosure on page 1 of the Registration Statement to provide additional details regarding the proposed private offering.

6.              We note your base management fee is based on “average gross assets.” Please clarify how the term “average gross assets” is calculated for purposes of calculating your fee and disclose any incentives the adviser may have to use leverage as a result.

Response:  The Company has revised its disclosure to indicate that the base management fee will be calculated at an annual rate of 1.375% of the Company’s average gross assets as of the end of the two most recently completed quarters.

7.              The discussion of your incentive fee is confusing and difficult to follow. Please revise to clearly explain what the incentive fee is designed to accomplish and how it works in a manner that investors can understand. In order to facilitate investor understanding, please consider providing one or more examples of how the calculation works under various scenarios.

Response:  The Company has revised its disclosure to include additional explanation as to how the income incentive fee will be calculated.

8.              Please disclose any fees payable pursuant to the Administration Agreement.

Response:  The Company has revised its disclosure to indicate that no fees will be payable to Flat Rock Global pursuant to the Administration Agreement but that the Company will reimburse Flat Rock Global for expenses incurred as a result of providing administrative services to the Company.

9.              Please provide support for the assertion on page five that the financial condition of your intended borrowers has improved since the credit crisis.

Response:  The Company has revised its disclosure to indicate that it believes that the financial condition of the companies it intends to invest in has generally improved since the credit crisis.

10.       On page 5 you state that your adviser has established an investment committee consisting of Robert Grunewald and Richard Petrocelli. You state that part of the committee’s purpose is to monitor the adviser’s performance. The investment committee consists of the same two individuals responsible for making portfolio decisions and otherwise performing the actions required under the advisory agreement.  Please clarify how the Investment Committee effectively monitors its own performance or revise accordingly.

Response:  The Company has revised its disclosure to remove the statement that the investment monitors the performance of Flat Rock Global.

11.       On page six you state that you “expect to use the expertise of the investment professionals of Flat Rock Global and its affiliates.” Please disclose the Flat Rock Global affiliates.

Response:  The Company advises the Staff that Flat Rock Global currently has no affiliates that provide the Company with investment expertise.  The Company, therefore, has deleted the phrase “and its affiliates.”

12.       In the last bullet under Expenses on page seven you indicate that you will be responsible for certain direct costs including “staff incurred by Flat Rock Global”  Please clarify what staff costs you will be paying for and what is covered by the advisory agreement with Flat Rock.

Response:  The Company has revised its disclosure to make clear that the Company will be responsible for the allocable portion of the compensation and related expenses of the Company’s chief compliance officer, chief financial officer and their respective staffs.  The Company will not be responsible for compensation or related expenses of any other personnel.

Certain U.S. Federal Income Tax Considerations, page 12

13.       We note the reference on page 14 to original issue discount (OID) and payment in kind (PIK).  It is unclear whether a material portion of the Company’s portfolio or income will be attributable to OID or PIK.  If material, please consider adding disclosure that:

•                  the higher yields and interest rates on OID and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans;

•                  OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

•                  OID instruments generally represent a significantly higher credit risk than coupon loans.

•                  PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

•                  OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Response:  The Company advises the Staff that OID and PIK is not expected to constitute a material portion of the income the Company generates from its investments.  However, the Company has included a risk factor highlighting the risks associated with PIK and OID.

Risk Factors, page 19

14.       Currently you present approximately 16 pages of risk factors.  Some of the risk factors are lengthy, detailed, and complex.  In addition, you frequently repeat disclosures contained in other sections of your document.  We are concerned that the length and complexity of the risk disclosure may distract investors from other essential information contained in your prospectus.  Please review the risk factors to ensure it is clear and concise and revise as necessary.

Response:  The Company has reviewed its risk disclosure and, in certain locations, has revised its risk disclosure as requested.

15.       On page 19 and elsewhere you refer to your adviser’s “management team,” and “investment professionals” but also state on page 21 that your success depends on the continued service of Robert K. Grunewald. In an appropriate location, please disclose your adviser’s total number of employees and assets under management. To the extent you are reliant on Mr.

Gunewald’s experience and contacts please ensure that your risk factor fully addresses the extent of your reliance.

Response:  The Company has revised its disclosure to identify the members of Flat Rock Global’s management team upon whom the Company is dependent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

16.       On page 38 you state your intention to enter into an expense support and conditional reimbursement agreement with Flat Rock Global whereby your adviser may pay up to 100% of your operating expenses. In an appropriate location, please summarize the actual terms of this agreement in definitive language. In addition, please clarify the steps you have taken to ensure the adviser is able to meet its commitments under this agreement.

Response:  The Company has revised its disclosure to indicate that Flat Rock Global will cover offering expenses of the Company and that such expenses will not be reimbursable. The Company has revised its disclosure to remove all references to an expense support agreement.  The Company advises the Staff that Flat Rock Global is adequately capitalized and able to honor such obligations.

Security Ownership of Certain Beneficial Owners and Management, page 41

17.       Please tell us the basis for your statement that following the completion of your private offering, no person will be deemed to control you.

Response:  The Company has revised its disclosure to state that it does not expect that any person will be deemed to control the Company following the completion of its private offering.  The Company’s belief is based on the size of the proposed private offering and discussions that individuals associated with Flat Rock Global have had with registered investment advisers, who may subscribe for shares on behalf of their clients that are accredited investors and otherwise meet the suitability requirements applicable to the proposed private offering.

Directors and Executive Officers, page 42

18.       Please ensure that all biographical information includes the dates for which the individual was associated with the various entities listed and is limited to relevant information only.  For example, the reference to ACAS current assets under management is not relevant to Mr. Grunewald if he left that firm in 2009. Please revise as appropriate.

Response:  The Company has removed the aforementioned disclosure as requested.

19.       Please remove the reference to Mr. Grunewald’s generating an average annual return of 9.6% from his biography.

Response:  The Company has removed the aforementioned disclosure as requested.

Certain Relationships and Related Transactions, and Director Independence, page 46

20.       Please consider truncating the advisory fee-related disclosures here as you already include this information earlier in your filing.

Response:  The Company has revised its disclosure to include a cross-reference to the advisory fee-related disclosures found elsewhere in the Registration Statement.

Recent Sales of Unregistered Securities, page 49

21.       Your disclosure indicates that you sold 100 shares of your common stock to Mr. Grunewald for $200,000. Previously, on page 38, you indicate that Flat Rock Global purchased 10,000 shares for $200,000. Please reconcile these disclosures.  Please also confirm that any offering of your shares to unaffiliated shareholders will be done in a manner that is consistent with Big Apple Capital Corp., SEC Staff No-Action Letter (May 6, 2017).

Response:  The Company has revised its disclosure to clarify that the initial shares of the Company were acquired by Mr. Grunewald.  The Company advises the Staff that the shares acquired by Mr. Grunewald were acquired on the same terms as shares that will be sold in the Company’s private offering. For example, Mr. Grunewald acquired his shares at per share purchase price of $20.00 per share, which represents the initial per share offering price of shares to be sold in the private offering.  Section 23(a)(1) of the 1940 Act prohibits promoters of an investment company from purchasing common stock of their company at one price per share at the company’s organization in contemplation of the investment company’s making a public offering of common stock at an increased price per share, and in Big Apple Capital Corp. the Staff confirmed that that same principle applied to a business development company. As a result of the limited number of shares issued to Mr. Grunewald, as well as the purchase price of those shares as compared to the offering price for the Company’s private offering, the Company does not believe that any of the issues set forth in Big Apple are present.

Description of Registrant’s Securities to be Registered, page 49

22.       Please remove the statement that “[the] summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws …”

Response:  The Company has revised its disclosure as requested.

23.       Please confirm that you have no intention of issuing preferred securities within 12 months of effectiveness.  If you are unable to so confirm, please disclose the potential material consequences to shareholders.

Response:  The Company hereby confirms that it has no intention to sell preferred shares within the next twelve months.

24.       On page 51 you state that “[a]s permitted by Maryland law, a plurality of all the votes cast at a meeting … will be required to elect a director, unless the charter or bylaws provides for a greater amount …” Your disclosure is unclear as to whether your charter or bylaw provide for a greater amount. Please revise to indicate the vote required to elect a director.

Response:  The Company has revised its disclosure as requested.

25.       On page 53 you indicate that your charter provides that any tender offer “made by any person … must comply with most of the provisions of Regulation 14D of the Exchange Act …” If Section 14(d) of the Exchange Act applies, it applies irrespective of any contrary provision(s) in your charter. Please explain the basis for this statement and the basis for your statement that “no stockholder may transfer any shares to the offeror without first offering the shares to [you] at a price that is greater than the tender …” Your response should address any Exchange Act rules and guidance, as appropriate.

Response:  The Company has determined not to include the referenced provisions in its amended and restated articles of incorporation.  As a result, it has removed the disclosure previously found on page 53 from the Registration Statement.

26.       We note the disclosure that your bylaws contain a provision exempting all acquisitions by any person from the provisions of the Control Share Act. Please consider whether the detailed discussion of the Control Share Act that precedes this statement can be truncated, in light of your bylaw provision.

Response:  The Company has reviewed its disclosure regarding the Control Share Act and limited the discussion of it as requested.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:                                Robert K. Grunewald

Richard A. Petrocelli